UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Centrus Energy Corp.
(Name of Issuer)

Class A Common Stock, $0.10 par value per share
(Title of Class of Securities)

15643U104
(CUSIP Number)

Prospector Partners, L.L.C. 370 Church Street Guilford, Connecticut 06437 (203) 458-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15643U104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Prospector Partners, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

386,167

8.	SHARED VOTING POWER

97,653

9.	SOLE DISPOSITIVE POWER

483,820

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

483,820

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	15643U104

Item 1.	Security and Issuer.

The name of the issuer is Centrus Energy Corp., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817, United States of America.  This Schedule 13D relates to the Issuer's Class A Common Stock, par value $0.10 per share (the "Shares").

Item 2.	Identity and Background.

(a)-(c), (f)
This Schedule 13D is being filed by Prospector Partners, L.L.C., a Delaware limited liability company (the "Reporting Person"), as the investment adviser to a private investment fund, a mutual fund and various separately managed accounts (collectively, the "Accounts"), with respect to Shares owned by the Accounts.  John D. Gillespie, a United States citizen, is the managing member of the Reporting Person.  Kevin R. O'Brien, a United States citizen, is a member of the Reporting Person.  Peter N. Perugini, a United States citizen, is the Chief Financial Officer of the Reporting Person.  Kim Just, a United States citizen, is the Chief Compliance Officer of the Reporting Person.

The principal business address of the Reporting Person is 370 Church Street, Guilford, Connecticut 06437.

The Reporting Person provides discretionary investment management services to various institutional clients, including, but not limited to, private investment funds, insurance companies, pension plans and other corporate or institutional entities.  The principal occupation of Mr. Gillespie and Mr. O'Brien is investment management.  The principal occupation of Mr. Perugini is Chief Financial Officer of the Reporting Person and its affiliates.  The principal occupation of Ms. Just is Chief Compliance Officer of the Reporting Person and its affiliates.

(d)
Neither the Reporting Person nor any other person with respect to whom information is given in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither the Reporting Person nor any other person with respect to whom information is given in response to this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 5, 2014, the Issuer filed a voluntary petition seeking reorganization relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code" and the "Bankruptcy Case").  At the time of the Bankruptcy Case, the Accounts held 3% Convertible Senior Notes due 2014 (the "Old Notes").  Effective September 30, 2014, under the Issuer's plan of reorganization, the Old Notes were cancelled and, pursuant to Section 1145 of the Bankruptcy Code in settlement of previously contracted debt, the Accounts received new 8% PIK Toggle Notes due 2019/2024 (the "New Notes") and the Shares.

Item 4.	Purpose of Transaction.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares and/or the New Notes, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional New Notes, selling some or all of their Shares and/or New Notes, engaging in short selling of or any hedging or similar transaction with respect to the Shares and/or the New Notes or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, Prospector Partners, L.L.C. may be deemed to be the beneficial owner of 483,820 Shares or 6.4% of the Shares of the Issuer, based upon the 7,563,600 Shares outstanding as of March 15, 2015, according to the Issuer's Form 10-K filed on March 16, 2015.

Prospector Partners, L.L.C. has the sole power to vote or direct the vote of 386,167 Shares and the shared power to vote or direct the vote of 97,653 Shares.

Prospector Partners, L.L.C. has the sole power to dispose or direct the disposition of 483,820 Shares and the shared power to dispose or direct the disposition of 0 Shares.

The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Person are set forth in Exhibit A.

The aforementioned Shares were issued pursuant to Section 1145 of the Bankruptcy Code in settlement of previously contracted debt. The Accounts may dispose of all or some of these Shares from time to time in open market or private transactions, block sales or otherwise, or may continue to hold the Shares.

The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

A. The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Person are set forth in Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2015
(Date)

PROSPECTOR PARTNERS, L.L.C.
By: /s/ John D. Gillespie
John D. Gillespie, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

2/24/15	Class A Common Stock, $0.10 par value per share		5,566	$4.5085

3/6/15	Class A Common Stock, $0.10 par value per share		12,800	$4.5650

3/9/15	Class A Common Stock, $0.10 par value per share		7,900	$4.5016

3/12/15	Class A Common Stock, $0.10 par value per share		20,000	$5.0100

3/13/15	Class A Common Stock, $0.10 par value per share		19,900	$4.8424

3/19/15	Class A Common Stock, $0.10 par value per share		4,362	$4.5316

3/20/15	Class A Common Stock, $0.10 par value per share		12,500	$4.5229

3/23/15	Class A Common Stock, $0.10 par value per share	67,500	$4.9945

3/24/15	Class A Common Stock, $0.10 par value per share	25,000	$5.2353

3/25/15	Class A Common Stock, $0.10 par value per share	4,000	$4.9920

3/26/15	Class A Common Stock, $0.10 par value per share	10,100	$5.0252

3/27/15	Class A Common Stock, $0.10 par value per share	9,344	$4.9034

3/30/15	Class A Common Stock, $0.10 par value per share	25,000	$5.0691

3/31/15	Class A Common Stock, $0.10 par value per share	25,000	$5.1428

4/1/15	Class A Common Stock, $0.10 par value per share	15,000	$4.8888

4/2/15	Class A Common Stock, $0.10 par value per share	4,645	$4.9834